June 28, 2010
VIA EDGAR CORRESPONDENCE
Michael Clampitt
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7553

Re:	Doral Financial Corporation Registration Statement on Form S-1 Filed May 21, 2010 File No. 333-167012l
Dear Mr. Clampitt:
     On behalf of Doral Financial Corporation (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated June 17, 2010, with respect to the above referenced Registration Statement on Form S-1 filed on May 21, 2010 (the “Registration Statement”).
     The Company has filed today Amendment No. 1 (“Amendment No. 1”) to the Registration Statement, together with this letter via EDGAR submission. Capitalized terms used but not defined in this letter are used as defined in Amendment No. 1.
     For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 1.

Michael Clampitt
 Securities and Exchange Commission

Prospectus Cover Page
1.	Please indicate the number of shares being offered.
Response
In response to the Staff’s comment, the Company has added the number of shares being offered.
Summary
Summary of the Underlying Transactions
Private Placement of Mandatorily Convertible Non-Cumulative Non-Voting Preferred Stock, page 2
2.	Please revise this section to more clearly and concisely explain the private placement transaction and describe the preferred stock. In addition, clearly disclose the following:
•	that your bids for FDIC-assisted transactions failed and that, as a result, the 105,002 shares of preferred stock were released from escrow and distributed to investors in the private placement;

•	that those shares were distributed at no additional cost to the investors and that, as a result, the effective sale price dropped from $4.75 per share to $3.00 per share; and

•	the market price of your common stock at the time the private placement transaction was entered into and at the time your bids failed.
Response
In response to the Staff’s comment, the Company has revised the disclosure on page 2.
Description of Our Capital Stock
Outstanding Preferred Stock, page 9
3.	Please revise the fourth paragraph on page 10 to indicate the number of shares that were placed into escrow on each day so that the numbers will more easily tie in with the numbers disclosed elsewhere in the filing.
Response
In response to the Staff’s comment, the Company has revised the disclosure on page 10.

Michael Clampitt
 Securities and Exchange Commission

4.	We note that the Mandatorily Convertible Preferred Stock is currently convertible into 210.52631 shares of common stock, subject to adjustment under specific circumstances. Please revise to describe the circumstances that may trigger adjustments. If the adjustments are all standard such as the result of stock splits, stock dividends and anti- dilution provisions, so indicate.
Response
In response to the Staff’s comment, the Company has revised the disclosure on page 10.
Selling Stockholders, page 14
5.	Please revise the table to show for each selling stockholder (1) the number of shares of Mandatorily Convertible Preferred Stock owned, (2) the number of shares of common stock that will be acquired upon conversion of the Mandatorily Convertible Preferred Stock, and (3) the number of shares of common stock that will be acquired upon the dissolution of Doral Holdings.
Response
In response to the Staff’s comment, the Company has revised the selling stockholders table beginning on page 14.
Plan of Distribution, page 22
6.	Please revise to identify the selling stockholders that are broker-dealers and indicate that they are underwriters. Alternatively, tell us why you believe any broker-dealer offering shares for sale is not acting as an underwriter.
Response
Senvest International LLC, the only selling stockholder that is a broker-dealer, indicated to the Company that it believes it would be inappropriate to be identified as an underwriter. Please see the attached letter from Senvest International LLC outlining its analysis of why it is not acting as an underwriter.
7.	For the selling stockholders that are affiliates of broker-dealers (but not broker-dealers), include disclosure indicating that:
•	the broker-dealer affiliates purchased the securities to be resold in the ordinary course of business; and

•	at the time of the purchase, the broker-dealer affiliates had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Michael Clampitt
 Securities and Exchange Commission

Unless you indicate that these two conditions are met, it appears you should indicate that any broker-dealer affiliates are underwriters. Please revise accordingly, or tell us why you believe any broker-dealer affiliate offering shares for resale that is unable to make the above representations is not acting as an underwriter.
Response
The Company has confirmed that all selling stockholders that are affiliates of broker-dealers have provided the necessary representations to enable the Company to include the following disclosure on page 23 in response to the Staff’s comment:
As indicated in the selling stockholder table, several of the selling stockholders are affiliates of broker-dealers. Each such selling stockholder has represented to us that it acquired such selling stockholder’s securities in the ordinary course of such selling stockholder’s business and, at the time of the acquisition of the securities to be resold pursuant to this prospectus, such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute them.
Form 10-Q for the Quarterly Period Ended March 31, 2010
Exhibit 10.16
8.	We note that you have omitted certain schedules and exhibits. Please amend your Form 10-Q and refile the stock purchase agreement in its entirety or refile as part of this registration statement.
Response
In response to the Staff’s comment, the Company has refiled the Stock Purchase Agreement in its entirety as an exhibit to Amendment No. 1.
* * * * *

Michael Clampitt
 Securities and Exchange Commission

     Please direct any comments or questions regarding this filing to Helena K. Grannis at (212) 225-2376 or Leslie N. Silverman at
(212) 225-2380.

Very truly yours,
/s/ Helena K. Grannis
Helena K. Grannis

Enclosure

cc:	Michael Seaman Securities and Exchange Commission, Division of Corporation Finance Enrique Ubarri Doral Financial Corporation Leslie N. Silverman

               June 25, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Registration Statement of Doral Financial Corporation on Form S-1 (File No. 333-167012)
Dear Madam or Sir:
     We are writing on behalf of our client Senvest International LLC (“Senvest”), a Delaware limited liability company, in connection with the proposed registration for resale of shares of common stock issued upon conversion of the Company’s Mandatorily Convertible Non-Cumulative Non-Voting Preferred Stock (the “Securities”) of Doral Financial Corporation (the “Issuer”) under the Securities Act of 1933, as amended (the “Securities Act”) on a Form S-1 Registration Statement of the Issuer (File No. 333-167012) (the “Registration Statement”). The Issuer initially filed the Registration Statement with the U.S. Securities and Exchange Commission (the “Commission”) on May 21, 2010. In its letter to the Issuer dated June 17, 2010, the staff of the Commission (the “Staff”) commented that the Issuer should identify the selling stockholders that are broker-dealers in the Registration Statement’s “Plan of Distribution Section” and indicate that they are underwriters. Senvest is the only such selling stockholder registered as a broker-dealer under Section 15 of the Securities Exchange Act of 1934, as amended. The Issuer has asked Senvest to respond to this comment. Senvest believes that it is not acting as an underwriter for the Securities and, therefore, that it should not be required to be named as an underwriter in connection with the Registration Statement.
     Senvest purchased the Securities under a Stock Purchase Agreement dated as of April 19, 2010 (the “Agreement”) in a private transaction in reliance on an exemption from registration provided by Section 4(2) of the Securities Act. The Agreement obligated the Issuer to register the Securities, and securities purchased by other investors under the Agreement, on the Registration Statement. Senvest does not believe it should be considered an underwriter in connection with the Registration Statement for the reasons set forth in the discussion below.

Securities and Exchange Commission
June 25, 2010

     1. Senvest does not meet the definition of an “underwriter” because it acquired the Securities for its proprietary account, not for the accounts of any other person, and not with a view to their distribution. Senvest acquired the Securities in the ordinary course of business, for its own account, with no intention at the time of the acquisition to distribute any of the Securities and without having entered into any arrangement or understanding with any other person regarding the distribution of the Securities. Senvest was required to make, and made, such a representation to the Issuer in the Agreement at the time Senvest purchased the Securities. Moreover, Senvest is not offering or selling the Securities in connection with their distribution (except to the extent that Senvest is offering for sale the Securities, which it purchased for its own account, as a selling shareholder), nor is Senvest engaged in any direct or indirect participation with such an undertaking. Therefore, Senvest does not believe that it is an “underwriter” as defined in Section 2(a)(11) of the Securities Act.
     2. Senvest has not received, and will not receive, any compensation in connection with the distribution of the Securities. Senvest has no role, direct or indirect, in the Issuer’s distribution of the Securities nor has Senvest been retained to engage in such an undertaking. Senvest’s participation in the offering of the Securities registered under the Registration Statement is limited to offering the Securities that it owns for its own account as a selling shareholder. Unlike underwriters that offer and sell securities on behalf of an issuer or a selling shareholder, Senvest will not receive any compensation, in the form of commission or otherwise, in connection with the sale of the Securities registered under the Registration Statement. To the contrary, it is expected that Senvest will pay a commission to a separate broker-dealer in order to sell the Securities held in its proprietary account. Accordingly, Senvest should not be deemed an underwriter with respect to the Securities.
     3. Senvest is not authorized by FINRA to act as an underwriter. Senvest’s restriction agreement with the Financial Industry Regulatory Authority (“FINRA”) does not authorize Senvest to engage in underwriting activities.
     Based upon the factors discussed above, Senvest respectfully requests that the Staff withdraw its comment that Senvest be named as an underwriter.
     If you have any questions or require additional information, please feel free to call Robert E. Lustrin, Esq. (212-574-1420) or Anthony Tu-Sekine, Esq. (202-661-7150) of this office.

Very truly yours, SEWARD & KISSEL LLP
By:	/s/ Robert E. Lustrin
Robert E. Lustrin

cc:	Senvest International LLC Doral Financial Corporation